Scientific Industries, Inc.
80 Orville Drive, Suite 102
Bohemia, NY 11716

August 10, 2021

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:
Scientific Industries, Inc. (the “Company”)
Registration Statement on Form S-1
Filed August 10, 2021, as amended
File No. 333-258468

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Scientific Industries, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to August 11, 2021 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Very truly yours,

SCIENTIFIC INDUSTRIES, INC.

       /s/ Helena Santos

Helena Santos, Chief Executive Officer

Cc: John F.F. Watkins, Esq.
      Reitler Kailas & Rosenblatt LLP

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